Greater Financial Flexibility for Norampac

Montréal, Québec, May 28, 2003 - Norampac Inc. has recently undertaken a series of transactions to refinance substantially all of its outstanding credit facilities and credit lines. More specifically, Norampac agreed to sell US$250 million aggregate principal amount of its Senior Notes due 2013 in a private placement. The Notes will bear interest at a rate of 6-3/4 % per annum. The private placement closed today. The Company also today entered into a new CA$350 million five-year revolving credit facility.

"We believe that the refinancing will provide Norampac with improved liquidity and financial flexibility and, at the same time, extend its debt maturities," says Alain Lemaire, President and Chief Executive Officer of Norampac. "We are pleased to have obtained such good rates. Through the hard work of our employees, we can be proud of how profitable Norampac has become over the past five years which ultimately led to this successful refinancing. Moreover, the new financing capabilities will enable the Company to continue expanding."

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Norampac owns eight containerboard mills and twenty-five corrugated product plants in the United States, Canada, Mexico and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSE) and Cascades Inc. (symbol: CAS-TSE).

Information:

Anne-Marie Gagné
Manager, Communications
Norampac Inc.
(514) 284-9873
anne-marie_gagne@norampac.com

Source:

Marc-André Dépin Executive Vice-President Norampac Inc. (514) 282-2607 marc_andre_depin@norampac.com	Charles Smith Vice President and Chief Financial Officer Norampac Inc. (514) 282-2615 charles_smith@norampac.com